Exhibit 99.1
BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
SECOND AMENDMENT TO AMENDED AND RESTATED LIMITED PARTNERSHIP
AGREEMENT
          THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 (the “Agreement”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) is made as of the 16th day of November 2009, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.
          WHEREAS, pursuant to Section 14.3.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnership Act, the General Partner may amend the Agreement to reduce the percentage of the voting power of the Outstanding Units that is required in respect of any action, provided that the written consent or affirmative vote of the required voting power of the Outstanding Units in respect of such action or actions has been obtained;
          AND WHEREAS, at a duly constituted special meeting of the Limited Partners of the Partnership held on November 16, 2009 (the “Meeting”), at which approximately 63.0 percent of the total Outstanding Units were present in person or represented by proxy, 8,867,279 limited partnership units of the Partnership (being approximately 62.6% of the voting power of the Outstanding Units present in person or represented by proxy at the Meeting) voted in favor of an amendment to Section 14.8 of the Agreement reducing the quorum requirement for meetings of the Limited Partners as further set out below in this Amendment;
          AND WHEREAS, as a result of not having obtained 90% approval of the voting power of the Outstanding Units in favor of the Amendment at the Meeting, pursuant to Section 14.3.4 of the Agreement, the Amendment shall not become effective until the Partnership obtains an Opinion of Counsel to the effect that (a) the Amendment will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes and (b) the Amendment will not affect the limited liability of any Limited Partner or any limited partner of Brookfield Infrastructure L.P. under applicable law;
          AND WHEREAS, the Partnership has obtained the Opinion of Counsel described in the recital above;
          AND WHEREAS, pursuant to the approval of the Limited Partners obtained at the Meeting, the General Partner desires to amend the Agreement as set out herein;
          NOW THEREFORE,
1.	The first sentence of Section 14.8 of the Agreement is hereby deleted and the following sentence shall be added in its place:

“Twenty percent of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage.”
2.	This amendment shall be effective upon the date first written above.

3.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.
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          IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED, as General Partner
Per:	/s/ Gregory E. A. Morrison
	Name:	Gregory E. A. Morrison
	Title:	Vice President